Exhibit 99.1

Kenon Provides Updates in Relation to the Agreement with the New Investor for Investment in Qoros
Singapore, December 21, 2017. In June 2017, Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) ("Kenon"), announced that Qoros Automobile Co., Ltd. ("Qoros"), which is 50% owned by Kenon's wholly-owned subsidiary Quantum 2007 (LLC) ("Quantum") and 50% by Wuhu Chery Automobile Investment Company Limited ("Wuhu Chery"), entered into an investment agreement, pursuant to which a China-based investor (the "Investor") agreed to invest approximately RMB6.5 billion (approximately $977 million) in Qoros for a controlling interest in Qoros, subject to certain conditions.
In order to move forward with this investment structure, Wuhu Chery was required to conduct a public tender. The public tender recently concluded, with the Investor, an entity related to the Baoneng Group, announced as the winning bidder. Following the tender, Quantum and the Investor entered into a sale and purchase agreement with respect to a portion of Qoros shares owned by Quantum.

The investment structure initially entails a sale of a portion of the Qoros shares owned by the shareholders of Qoros (Quantum and Wuhu Chery) to the Investor, followed by a capital increase to be conducted by the shareholders of Qoros (including the Investor) in proportion to the new shareholding structure. As part of this capital increase, substantially all of the proceeds received by Quantum and Wuhu Chery from the initial sale of Qoros shares to the Investor will be reinvested in Qoros.

The investment agreement remains subject to a number of conditions that must be satisfied by a certain date, some of which are beyond the parties’ control and which the parties may be unable to satisfy. These conditions include regulatory approvals, consents from lenders and further documentation, including entry into additional agreements. Additional terms of the investment will be disclosed upon further developments in the transaction.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the investment agreement entered into with the Investor, including the amount to be invested by the Investor, the acquisition of an interest in Qoros from the shareholders of Qoros by the Investor, and the capital increase, including the reinvestment of the proceeds of the sale of the Qoros shares to the Investor. These statements are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the parties are unable to satisfy the conditions to the investment agreement, that further agreements are not executed in furtherance of this investment agreement, that the Investor fails to purchase an interest in Qoros from its shareholders, that the capital increase or other elements of the transaction described in this release are not conducted as contemplated, or at all, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.